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As filed with the Securities and Exchange Commission on October 15, 2004

Registration No. 333-119099

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

POST-EFFECTIVE AMENDMENT NO. 1 TO
FORM F-6
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933 FOR AMERICAN DEPOSITARY SHARES EVIDENCED BY
AMERICAN DEPOSITARY RECEIPTS

Signet Group plc
(Exact name of issuer of deposited securities as specified in its charter)

n/a
(Translation of issuer's name into English)

England and Wales
(Jurisdiction of incorporation or organization of issuer)

DEUTSCHE BANK TRUST COMPANY AMERICAS
(Exact name of depositary as specified in its charter)

60 Wall Street
New York, New York 10005
(212) 250-9100
(Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

CT Corporation
111 Eighth Avenue
New York, New York 10011
(212) -894-8940
(Address, including zip code, and telephone number, including area code, of agent for service)

Copy to:

Deutsche Bank Trust Company Americas
Attention: ADR Department
60 Wall Street,
New York, New York 10005
(212) 250-9100

        It is proposed that this filing become effective under Rule 466

            ☒ immediately upon filing    ☐ on [date] at [time]

        If a separate registration statement has been filed to register the deposited shares, check the following box. ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Aggregate Price Per Unit	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee

American Depositary Shares, each representing thirty ordinary shares of Signet Group plc	N/A	N/A	N/A	N/A

        This Post-Effective Amendment to Registration Statement may on Form F-6 be executed in any number of counterparts, each of which shall be deemed an original, and all of such counterparts together shall constitute one and the same instrument.

PART I
INFORMATION REQUIRED IN PROSPECTUS

        The Prospectus consists of the proposed form of American Depositary Receipt ("ADR" or "American Depositary Receipt") included as Exhibit A to the Amendment No. 1 to Deposit Agreement filed as Exhibit (a)(2) to the Post-Effective Amendment to Registration Statement on Form F-6 which is incorporated herein by reference.

Item 1. DESCRIPTION OF SECURITIES TO BE REGISTERED

Cross Reference

Item Number and Caption			Location in Form of Receipt Filed Herewith as Prospectus
1.		Name and address of depositary	Introductory Article
2.		Title of American Depositary Receipts and identity of deposited	Face of Receipt, top center securities
Terms of Deposit:
	(i)	The amount of deposited securities represented by one unit of American Depositary Receipts	Face of Receipt, upper right corner
	(ii)	The procedure for voting, if any, the deposited securities	Articles number 13, 14 and 18
	(iii)	The collection and distribution of dividends	Articles number 4, 11, 13 and 18
	(iv)	The transmission of notices, reports and proxy soliciting material	Articles number 9, 10, 13, 14, 16 and 18
	(v)	The sale or exercise of rights	Articles number 12, 13 and 18
	(vi)	The deposit or sale of securities resulting from dividends, splits or plans of reorganization	Articles number 11, 13, 15 and 18
	(vii)	Amendment, extension or termination of the deposit	Articles number 20 and 21
	(viii)	Rights of holders of Receipts to inspect the transfer books of the depositary and the list of holders of Receipts	Article number 16
	(ix)	Restrictions upon the right to deposit or withdraw the underlying securities	Articles number 2, 3, 4, 5 and 22
	(x)	Limitation upon the liability of the depositary	Articles number 12,18 and 21
3.	Fees and Charges		Article number 15

Item—2. AVAILABLE INFORMATION

(b)	Statement that Signet Group plc is subject to the periodic reporting requirements of the Securities Exchange Act of 1934, as amended, and, accordingly, files certain reports with the Securities and Exchange Commission and that such reports can be inspected by holders of American Depositary Receipts and copied at public reference facilities maintained by the Commission in Washington, D.C.	Article number 10

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3. EXHIBITS

(a)(1)	Form of Deposit Agreement. Form of Amended and Restated Deposit Agreement among Signet Group plc, Deutsche Bank Trust Company Americas, as successor depositary (the "Depositary"), and all owners and holders from time to time of American Depositary Receipts issued thereunder (the "Deposit Agreement"). Previously filed and incorporate by reference to the Registration Statement on Form F-6 (Reg. No. 333-119099) filed with the Commission on September 23, 2004.
(a)(2)
Form of Amendment to Deposit Agreement. Form of Amendment No. 1 to Deposit Agreement among Signet Group plc, the Deposit and all owners and holders from time to time of American Depositary Receipts issued thereunder. Filed herewith as Exhibit (a)(2).
(b)
Any other agreement to which the Depositary is a party relating to the issuance of the American Depositary Shares registered hereunder or the custody of the deposited securities represented thereby. Not Applicable.
(c)	Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. Not Applicable.
(d)
Opinion of counsel to the Depositary as to the legality of the securities being registered. Previously filed and incorporate by reference to the Registration Statement on Form F-6 (Reg. No. 333-119099) filed with the Commission on September 23, 2004.
(e)	Certificate under Rule 466. Filed herewith as Exhibit (e).
(f)	Power of Attorney. Included as part of the signature pages hereto.

Item 4. UNDERTAKINGS

(a)	The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the American Depositary Receipts, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.
(b)
If the amounts of fees charged are disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of an American Depositary Receipt thirty days before any change in the fee schedule.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Post-Effective Amendment to Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of London, on October 14, 2004.

Legal entity created by the agreement for the issuance of American Depositary Receipts evidencing American Depositary Shares representing ordinary shares of Signet Group plc.
Deutsche Bank Trust Company Americas, As Depositary
By:	/s/ JEFF MARGOLICK Name: Jeff Margolick Title: Vice President
By:	/s/ CLARE BENSON Name: Clare Benson Title: Vice President

SIGNATURES

        Pursuant to the requirements of the Securities of 1933, Signet Group plc certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Post-Effective Amendment to Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in London on October 14, 2004.

SIGNET GROUP PLC
By:	/s/ WALKER BOYD Name: Walker Boyd Title: Group Finance Director

        Registration Statement on Form F-6 has been signed by the following persons in the following capacities on October 14, 2004.

Signature	Title

* James McAdam	Chairman of the Board of Directors
* Terry Burman	Group Chief Executive Officer and Director
* Robert Blanchard	Director
* Brooke Land	Director
* Dale Hilpert	Director
* Walker Boyd	Group Finance Director (Chief Financial Officer)
* Russell Walls	Director

SIGNATURE OF AUTHORIZED REPRESENTATIVE OF THE REGISTRANT

        Pursuant to the requirements of the Securities Act of 1933, the undersigned, the duly authorized representative in the United States of Signet Group plc has signed this Post-Effective Amendment to Registration Statement on Form F-6 on October 14, 2004.

Signet Group plc
By:	/s/ TERRY BURMAN Name: Terry Burman Title: Group Chief Executive and Director
By:
Name:	Walker Boyd
Title:	Attorney-in-Fact

INDEX TO EXHIBITS

Exhibit Number		Sequentially Numbered Page
(a)(2)	Form of Amendment to Deposit Agreement
(e)	Certification under Rule 466

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PART I INFORMATION REQUIRED IN PROSPECTUS
  Item 1. DESCRIPTION OF SECURITIES TO BE REGISTERED
  Item—2. AVAILABLE INFORMATION
PART II INFORMATION NOT REQUIRED IN PROSPECTUS
  Item 3. EXHIBITS
  Item 4. UNDERTAKINGS
SIGNATURES
SIGNATURES
SIGNATURE OF AUTHORIZED REPRESENTATIVE OF THE REGISTRANT
INDEX TO EXHIBITS